Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dogs of the Dow ELEMENTSSM Exchange-Traded Notes

ELEMENTSSM–“Dogs of the Dow” Linked to the

Dow Jones High Yield Select 10 Total Return lndexSM

(Dogs of the Dow ELEMENTS)

Dogs of the Dow ELEMENTS are designed to track the performance of the Dow Jones High Yield Select 10 Total Return IndexSM (Dogs of the Dow Index), an index that seeks to implement the “Dogs of the Dow” investment strategy. This strategy consists of investing in those Dow Jones Industrial AverageSM (DJIA) stocks with the highest dividend yield.

ELEMENTSSM–“Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return Index (Dogs of the Dow ELEMENTS)

Ticker	DOD

Intraday Indicative Value Ticker	DODIV

Bloomberg Index Ticker	MUTR

Exchange	NYSE ArcaSM

Investment Minimum	None

Annual Investor Fee	0.75%

CUSIP Number	25153Q658

Maturity Date	November 14, 2022

Issuer: Deutsche Bank AG – (AA/Aa1)

Deutsche Bank Aktiengesellschaft is a stock corporation organized under the laws of Germany and is the parent company of a group consisting of banks, capital market companies, fund management companies, a property finance company, installment financing companies, research and consultancy companies and other domestic and foreign companies. Deutsche Bank offers a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world. It is the largest bank in Germany and one of the largest financial institutions in Europe and the world measured by total assets.

Index: Dow Jones High Yield Select 10 Total Return Index

(Dogs of the Dow Index)

The Dogs of the Dow Index is equal-dollar weighted and is comprised of the ten DJIA components with the highest dividend yield (each, an “Index Component”).

The ten Index Components are selected each December based on their indicated dividend yield. The Dogs of the Dow Index is a total return index, so dividends paid on the Index Components are incorporated into the level of the Dogs of the Dow Index.

The Dogs of the Dow Index is reconstituted and rebalanced at the end of December of each year, upon which each of the Index Components is set at 10% of the Dogs of the Dow Index. Although the weighting of each component stock will fluctuate due to price changes during the year, the Dogs of the Dow Index is not reweighted between annual rebalancings. Even if an Index Component is removed from the DJIA during the year, such Index Component will remain in the Dogs of the Dow Index until the next annual rebalancing.

Index Components - Examples

As of October 31, 2007, the following stocks were included in the Dogs of the Dow Index:

Index Component	Dividend Yield (%)
Altria Group Inc.	4.54
AT&T Inc.	3.35
Citigroup Inc.	4.52
E.I. DuPont de Nemours & Co.	2.99
General Electric Co.	2.71
General Motors Corp.	2.65
JPMorgan Chase & Co.	3.14
Merck & Co. Inc.	2.94
Pfizer Inc.	4.75
Verizon Communications Inc.	3.71
Dogs of the Dow Index:	3.58

For comparison purposes, as of October 31, 2007, the overall dividend yield of the DJIA Total Return Index was 2.09% and the overall dividend yield of the Standard & Poor’s 500 Total Return Index™ was 1.79%.

The Dogs of the Dow Index Creation Process

DOW JONES INDUSTRIAL AVERAGE

•	U,S. Industry Leaders

•	Intended to serve as a measure of the entire U.S. market, covering financial services, technology, retail, entertainment and consumer goods

30 Stocks

DOGS OF THE DOW INDEX

•	10 DJIA stocks with the highest indicated dividend yield as of rebalancing

•	Rebalanced and reconstituted annually at the end of December

10 Stocks

Dogs of the Dow ELEMENTSSM Exchange-Traded Notes

Historical Performance

The following graph illustrates how the Dogs of the Dow Index has performed relative to the Dow Jones Industrial Average Total Return Index and the S&P 500 Total Return Index from December 29, 2000 to October 31, 2007, based on the selection criteria and methodology described on the previous page. For the purposes of comparison, each index has been rebased to 100 as of December 29, 2000.

While the Dow Jones High Yield Select 10 Index was created on December 31, 1998, the total return variant (the Dogs of the Dow Index) was launched on August 27, 2007. As such, the performance in this graph for the Dogs of the Dow Index includes both actual historical performance, and, for the period prior to August 27, 2007, hypothetical historical performance. The historical and hypothetical historical performance represented below should not be interpreted as an indication of future performance. Furthermore, any returns on Dogs of the Dow ELEMENTS will be reduced by the annual investor fee.

Source: Bloomberg

What Are Some of the Risks of Dogs of the Dow ELEMENTS?

An investment in Dogs of the Dow ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the pricing supplement.

No Principal Protection – If the level of the Dogs of the Dow Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your Dogs of the Dow ELEMENTS, you will receive less than your original investment in Dogs of the Dow ELEMENTS.

Underlying Index and Market Risk – The return on Dogs of the Dow ELEMENTS is linked to the performance of the Dogs of the Dow Index which, in turn, is linked to the prices of the Dogs of the Dow Index Components. Prices may change unpredictably affecting the level of the Dogs of the Dow Index Components and, consequently, the values of your Dogs of the Dow ELEMENTS in unforeseeable ways. The Dogs of the Dow Index publisher may suspend or discontinue the calculation or publication of the Dogs of the Dow Index, making it difficult to determine the market value of the Dogs of the Dow Index and of your Dogs of the Dow ELEMENTS which, may in turn, adversely affect the market price of your Dogs of the Dow ELEMENTS.

No Interest Payments – You will not receive any periodic interest payments on Dogs of the Dow ELEMENTS.

Issuer Risk – Dogs of the Dow ELEMENTS are a senior unsecured obligation of the Issuer. The repayment of the principal and the payment of any returns based on the underlying index at maturity are dependent on the Issuer and its ability to pay. This risk is in addition to the risks posed by the Index.

A Trading Market for Dogs of the Dow ELEMENTS May Not Develop – Although we intend to list Dogs of the Dow ELEMENTS on NYSE Arca, a trading market for your Dogs of the Dow ELEMENTS may not develop. Affiliates of the Issuer and the broker-dealers distributing Dogs of the Dow ELEMENTS may engage in limited purchase and resale transactions. However, they are not required to do so and, if they engage in such transactions, they may stop at any time. We are not required to maintain any listing of Dogs of the Dow ELEMENTS on NYSE Arca or any other exchange.

Uncertain Tax Treatment – Significant aspects of the tax treatment of Dogs of the Dow ELEMENTS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the tax consequences described in the pricing supplement.

How do I get started?

Please speak with your broker or financial advisor to determine if Dogs of the Dow ELEMENTS are appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more information about Dogs of the Dow ELEMENTS, visit www.ELEMENTSetn.com.

Registration Statement and Prospectus

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC relating to such offering for more complete information about the Issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may want to retrieve a copy of the prospectus relating to this offering at www.ELEMENTSetn.com/pdfs/Prospectus-DOD.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384) • www.ELEMENTSetn.com

ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.

“Dow Jones®”, “The Dow®”, “Dow Jones Industrial Average”, “Dow Jones High Yield Select 10 Index” and “Dow Jones High Yield Select 10 Total Return Index” are service marks of Dow Jones & Company, Inc.

Dogs of the Dow ELEMENTS are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc., and Dow Jones & Company, Inc. makes no representation regarding the advisability of investing in Dogs of the Dow ELEMENTS.

Standard & Poor’s 500 Total Return Index is a trademark of the McGraw-Hill Companies, Inc.

NYSE Arca is a service mark of NYSE Group.

© 2007 MLPF&S Inc.

Printed in the U.S.A. Member Securities Investor Protection Corporation (SIPC).	Code ELEMENTS-DOD